UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-39693

Triterras, Inc.
(Name of registrant)

9 Raffles Place, #23-04 Republic Plaza Singapore 048619
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 SIGNATURE

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Triterras, Inc.

By:	/s/ Srinivas Koneru
Srinivas Koneru Director, Executive Chairman and Chief Executive Officer

Date: February 9, 2020

Exhibit No.	Description
99.1	Press Release: Triterras Appoints Global Finance Veteran Adrian Kow Tuck Hoong to Board of Directors, dated February 8, 2021.

 2